Ballard Power Systems Inc.

News Release

Ballard Announces 2014 Results & 2015 Outlook Conference Call

For Immediate Release – February 5, 2015

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) will hold a conference call on Thursday, February 26, 2015 at 10:00 a.m. PST (1:00 p.m. EST). Randy MacEwen, President & CEO and Tony Guglielmin, CFO will review Ballard’s 2014 operating results and 2015 outlook.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com